UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Reseller Agreement with Resulticks

Diginex Limited (“Diginex” or the “Company”) and Resulticks Global Companies Pte Limited (“Resulticks”), a globally recognized leader in real-time, AI-driven customer engagement and data management solutions, entered into a reseller agreement, dated February 18, 2026 (the “Reseller Agreement”). The Reseller Agreement is for a term of four (4) years and projects targeted sales for Diginex of US$40 million in cumulative revenue over the next four years. The Reseller Agreement is expected to generate significant recurring revenue and to accelerate Diginex’s global expansion in high-growth markets.

Pursuant to the Reseller Agreement, Resulticks will actively resell Diginex’s flagship ESG and sustainability platforms to Resulticks’ broad enterprise client base spanning retail, consumer goods, technology, financial services, and beyond. Diginex believes by leveraging Resulticks’ established presence in the United States, South-East Asia, the Middle East, and India, the Reseller Agreement positions Diginex to rapidly capture demand for integrated ESG compliance and data-driven sustainability tools amid tightening global regulations and rising stakeholder expectations. Resulticks shall receive a commission equal to 15% of the annual fee of the Diginex license sold for first year’s license and 7% of the annual fee of the Diginex license sold for retaining term of the license. Diginex has also agreement to pay or reimburse Resulticks for market development activities.

The foregoing description of the Reseller Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual Reseller Agreement, a copy of which is included attached hereto as Exhibit 10.1, and incorporated herein by reference.

On February 19, 2026, Diginex issued a press release disclosing the signing of the Reseller Agreement. A copy of the February 19, 2026 press release is attached hereto as Exhibit 99.1.

Entry into an Agreement with Resulticks to Restructure the repayment of US$8 million in Funding

Diginex and Resulticks entered into an agreement, dated February 18, 2026 (the “Funding Repayment Agreement”), pursuant to Resulticks agreed to repay the existing US$8 million funding Diginex extended to Resulticks (the “Existing Funding”) in four equal instalments of US$2 million each (each a “Principal Instalment”) on the following dates: (a) March 20, 2026; (b) June 1, 2026; (c) June 15, 2026; and (d) September 30, 2026. Interest shall continue to accrue on the Existing Funding in accordance with the parties original agreement (the “Interest”) at a rate of ten (10) per cent per annum from the respective date of disbursement of each portion of the Existing Funding, to the date on which such portion is repaid as a Principal Instalment as contemplated above. The entire outstanding and accrued Interest (including the portion of the Interest accrued up to and including the date of the payment of the final Principal Instalment) shall be paid in a single tranche (the “Final Interest Payment”) on September 30, 2026.

The foregoing description of the Funding Repayment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual Funding Repayment Agreement, a copy of which is included attached hereto as Exhibit 10.2, and incorporated herein by reference.

On February 19, 2026, Diginex issued a press release disclosing the signing of the Funding Repayment Agreement. A copy of the February 19, 2026 press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
10.1	Reseller Agreement, dated February 18, 2026, by and between Diginex Limited and Resulticks Global Companies Pte Limited.
10.2	Funding Repayment Agreement, dated February 18, 2026, by and between Diginex Limited and Resulticks Global Companies Pte Limited.
99.1	Diginex Limited Press Release, dated February 19, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: February 27, 2026		/s/ Lubomila Jordanova
	Name:	Lubomila Jordanova
	Title:	Chief Executive Officer
(Principal Executive Officer)